Exhibit 21.1

Subsidiaries of the Registrant

The following is a list of the consolidated subsidiaries of Triumph Bancorp, Inc., the names under which such subsidiaries do business and the state in which each was organized, as of December 31, 2018.

Name	State of Organization
TBK Bank, SSB	Texas
Advance Business Capital LLC (d/b/a Triumph Business Capital, LLC)(1)	Delaware

(1)Subsidiary of TBK Bank, SSB

The names of particular subsidiaries may be omitted if the unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of the end of the year covered by this report. (See the definition of “significant subsidiary” in Rule 1-02(w) of Regulation S-X.) The names of consolidated wholly owned multiple subsidiaries carrying on the same line of business, such as chain stores or small loan companies, may be omitted, provided the name of the immediate parent, the line of business, the number of omitted subsidiaries operating in the United States and the number operating in foreign countries are given. This instruction shall not apply, however, to banks, insurance companies, savings and loan associations or to any subsidiary subject to regulation by another Federal agency.